**Exhibit 99.1**

**NEWS RELEASE**

**For More Information Contact:**

Dawn M. Thompson
National Processing, Inc.
Phone: 1-800-255-1157
Fax: 502-315-3535
e-mail: dmthompson@npc.net
www.npc.net

**For Immediate Release**

### NATIONAL PROCESSING TO CLOSE MEXICAN OPERATIONS AND EXIT AIRLINE CONTRACTS

*Louisville, Kentucky, May 29, 2002*  - National Processing, Inc. (NYSE: NAP) today announced it plans to close its remaining operation in Juarez, Mexico, by the end of this year. Thomas A. Wimsett, president and CEO, stated, "When we began operating in Mexico 14 years ago, our business model was labor-intensive and paper-based, making Juarez an ideal location for efficient processing. Since then, our business model has become predominantly electronic, eliminating the need for labor-intensive offshore operations. The work currently performed in Mexico will be relocated to existing facilities in the United States." National Processing's assets in Mexico consist primarily of a voice-authorization call center and a vacant 58,000-square-foot-facility. In conjunction with completing the exit from Mexico, the Company expects to record an after-tax charge in the range of $2.0 million to $2.5 million, in the second quarter of 2002, for severance costs, building and equipment write-downs, and related items.

Separately, the Company disclosed it has made a long-term strategic decision to discontinue processing debit and credit card transactions for the airline industry. These revenues represent approximately 7% of the company's consolidated revenue and approximately 5% of Earnings

-more-

Before Interest, Taxes, Depreciation, and Amortization (EBITDA). The Company will honor its existing contractual obligations to the airlines it currently serves but will not renew such contracts when their current terms expire. The contracts currently in effect have various expiration dates extending through November 2005.

Mr. Wimsett concluded, "Excluding the aforementioned charge for closure of our Mexican operations, we remain comfortable with the guidance we provided during our earnings conference call April 17th." That guidance indicated core EPS for 2002 of $1.15 to $1.20, core revenue growth of 10% to 15%, and core EBITDA growth of 14% to 20%, both relative to comparable amounts for 2001. This announcement and Mr. Wimsett's comments contain forward-looking statements that involve significant risks and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Additional information concerning factors that could cause actual results to differ materially from those contained in forward-looking statements is available in the Company's Annual Report on Form 10-K and Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission.

About National Processing, Inc.
National Processing, Inc., through its wholly owned operating subsidiary, National Processing Company (NPC®) is a leading provider of merchant credit card processing. National Processing is 85-percent owned by National City Corporation (NYSE: NCC) (www.nationalcity.com), a Cleveland based $100 billion financial holding company. NPC supports over 600,000 merchant locations, representing nearly one out of every five Visa® and MasterCard® transactions processed nationally. NPC's card processing solutions offer superior levels of service and performance and assist merchants in lowering their total cost of card acceptance through its world-class people, technology, and service. Additional information regarding National Processing can be obtained at www.npc.net.

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